June 15, 2018

VIA EDGAR

Lisa M. Kohl
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Withdrawal of TerraForm Power, Inc.’s Registration Statement on Form S-1 (File No. 333-223753)

Dear Ms. Kohl:

On behalf of TerraForm Power, Inc. (the “Company”), the undersigned hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-223753), filed on March 19, 2018, as amended on May 28, 2018 and June 4, 2018, including exhibits (the “Registration Statement”), be withdrawn from registration with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”).

The Company requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the Company has entered into a private transaction to sell all of the securities proposed to be offered pursuant to the Registration Statement to affiliates of Brookfield Asset Management Inc., the Company’s sponsor and controlling stockholder. Therefore, the Company has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and no securities have been sold pursuant to the Registration Statement. As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of 457(p) under the Act.

Securities and Exchange Commission
June 15, 2018

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at TerraForm Power, Inc., 200 Liberty Street, 14th Floor, New York, NY 10006, with a copy to the Company’s counsel, Sullivan & Cromwell LLP, 1700 New York Avenue, N.W., Suite 700, Washington, District of Columbia 20006, attention Robert S. Risoleo.

If you have any questions with respect to this matter, please contact Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510.

Very truly yours,

/s/ Andrea Rocheleau
Andrea Rocheleau
General Counsel

cc: Sullivan & Cromwell LLP